

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Carl Rubin
Chief Executive Officer
Ulta Salon, Cosmetics & Fragrance, Inc.
1000 Remington Blvd., Suite 120
Bolingbrook, Illinois 60440

> **Re:** **Ulta Salon, Cosmetics & Fragrance, Inc.**
> **Form 10-K for the fiscal year ended January 30, 2010**
> **Filed March 31, 2010**
> **Forms 10-Q for the periods ended May 1, 2010, July 31, 2010, and**
> **October 30, 2010**
> **Filed June 3, 2010, September 2, 2010, and December 2, 2010, respectively**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 7, 2010**
> **File No. 1-33764**

Dear Mr. Rubin:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your Form 10-K, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 30, 2010

Item 1A. Risk Factors, page 14

1. Please delete the language in the last two sentences of the opening paragraph in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Carl Rubin
Ulta Salon, Cosmetics & Fragrance, Inc.
December 3, 2010
Page 2

Item 9A. Controls and Procedures, page 44

2.   We note that you state that your disclosure controls and procedures were effective "to ensure that the information required to be disclosed by [you] in [y]our reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified." Please supplementally confirm, if true, that your officers concluded that your disclosure controls and procedures were *also* effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. In addition, please confirm that you will revise future filings, including any amendments to filings as applicable, accordingly. See Exchange Act Rule 13a-15(e). This comment also applies to your Form 10-Q for the fiscal period ended May 1, 2010, your Form 10-Q for the fiscal period ended July 31, 2010 and your Form 10-Q for the fiscal period ended October 30, 2010.

Item 15. Exhibits and Financial Statement Schedules, page 46
Statements of Income, page 50

3.   Your discussion of operating expenses on page 35 indicates a portion of depreciation and amortization is classified within selling, general and administrative expenses and excluded from cost of goods sold. Please revise the description of the cost of goods sold line item in future filings to comply with SAB Topic no. 11.B.

2.Summary of significant accounting policies, page 55
General

4.   We assume the absence of disclosure related to segment reporting suggests you have concluded that you have only one reportable segment. Please explain to us in detail how you determined you have one reportable segment. Please also tell us if you aggregate operating segments, and if so, how the aggregation into one reportable segment complies with the aggregation requirements of FASB ASC 280-10-50. Lastly, revise your future disclosure to comply with the requirements of FASB ASC 280-10-50-21. Please show us what your revised disclosure will look like.

5.   Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. In this regard we note you offer salon services and products including make-up, skincare, fragrances and styling tools. Please refer to FASB ASC 280-10-50-40. See also Item 101(c)(1) of Regulation S-K as it relates to disclosure in your Business description.

Revenue recognition, page 57

6.   You disclose that e-commerce sales are recorded upon shipment of merchandise. Please expand your disclosure to state when title transfers to the customer. Further, please explain to us how your accounting policy complies with the delivery and performance requirements of SAB Topic 13:A. If shipping terms determine risk of loss during shipment and/or title transfer to the customer, please explain the terms to us and revise your disclosure to clarify these terms. If revenue on e-commerce sales is recognized prior to the transfer of title and delivery of the product to the customer, please clarify how your policy complies with GAAP.

7.   Please explain to us and disclose your policy for granting product returns. Further, please explain to us how accurate your historical estimates for the past three fiscal years have been with respect to estimating your allowance for sales returns, and how variances between actual and estimated returns are tracked and reviewed by management. Lastly, reference is made to your valuation and qualifying accounts disclosure on page 68. Explain to us in detail why you did not disclose the allowance for sales returns activity, or revise your disclosure. Please refer to Rules 5-04 and 12-09 of Regulation S-X

8.   Please expand your policy for unredeemed gift cards to indicate whether or not gift cards are sold with expiration dates. Further, explain to us and disclose how revenue is recognized on unredeemed gift cards. Lastly, tell us and disclose the amount of deferred gift card revenue for the past two fiscal years ended January 30, 2010 and January 31, 2009.

Cost of sales, page 58

9.   Please disclose your policy for classifying shipping and handling costs in the statements of income. If shipping costs or handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item that includes them. Please refer to FASB ASC 605-45-50-2.

Self-insurance, page 58

10.   We note from your disclosure under Critical accounting policies and estimates on page 42 that your reserves for self-insurance have steadily declined over the past three years despite the significant increase in the number of stores, employees and sales. Please explain to us the reason for the decrease and include in your response a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year. To the extent material, please include a tabular presentation of your reserve activity in future filings. You may provide such information as part of your analysis of reserve accounts included in Schedule II to your financial statements.

Definitive Proxy Statement on Schedule 14A

Section 16(a) Beneficial Ownership Reporting Compliance, page 38

11.   We note your statement that Ms. Kirby untimely filed one report. Please supplementally tell us the number of transactions that were not reported on a timely basis due to the failure to file such report, and confirm that you will include such required disclosure in future filings as applicable. Refer to Item 405(a)(2) of Regulation S-K.

Article IV. Compensation Committee Report and Compensation Discussion and Analysis, page 23

12.   You state that your executive compensation is "evaluated against market based surveys and a pre-determined peer group." Please revise your disclosure in future filings to identify the benchmarks used in determining the base salaries and annual bonuses (as a percentage of base pay) of your executive officers, as well as the components of the benchmarks. In addition, please disclose in future filings the companies that participated in the Towers Perrin CDB, Retail Industry survey and the Towers Perrin CDB, General Industry survey, or tell us why you are not required to do so. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Please show us what your proposed revised disclosure will look like.

13.   With respect to your engagement of your compensation consultant, please revise your disclosure in future filings to expand upon the nature and scope of the consultant's assignment, and the material elements of the instructions or directions that you gave to the consultant with respect to the performance of its duties under the engagement. Refer to Item 407(e)(3)(iii) of Regulation S-K. Please show us what your proposed revised disclosure will look like.

Compensation Risk, page 23

14.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please supplementally describe the process you undertook to reach your determination that your compensation plans, practices and policies are not "reasonably likely to have a material adverse effect on the Company."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director